HANDHELD ENTERTAINMENT, INC.

539 Bryant Street, Suite 403

San Francisco, California 94107

February 14, 2007

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director

Re:	Handheld Entertainment, Inc. Post-Effective Amendment 1 to Form SB-2 on Form S-3 Filed January 16, 2007 File No. 333-133215

Ladies and Gentlemen:

The undersigned Registrant hereby requests that the effective date for the registration statement referred to above be accelerated so that the registration statement will become effective at 5:00 p.m. Eastern Time on February 14, 2007, or as soon as practicable thereafter.

We acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HANDHELD ENTERTAINMENT, INC.

By:	/s/ Jeff Oscodar
Jeff Oscodar
President and Chief Executive Officer